UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 82089 / November 15, 2017

ADMINISTRATIVE PROCEEDING
File No. 3-18173

In the Matter of **Experience Art and Design, Inc., Fu Lu Cai Productions Ltd. (n/k/a Alfa Star Energy Ltd.), Heavy Earth Resources, Inc., and Horne International, Inc.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO EXPERIENCE ART AND DESIGN, INC.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Experience Art and Design, Inc. ("EXAD" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on September 12, 2017, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Experience Art and Design, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

     1.   EXAD (CIK No. 1514888) is a Nevada corporation located in Las Vegas, Nevada with a class of securities registered with the Commission under Exchange Act Section 12(g). As of September 7, 2017, the common stock of EXAD (symbol EXAD) was quoted on OTC Link (formerly Pink Sheets) operated by OTC Markets Inc., had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

     2.   EXAD has failed to comply with Exchange Act Section 13(a), and Regulation S-X thereunder because its Forms 10-K for the periods ended December 31, 2013, 2014, 2015, and 2016 were materially deficient because they failed to include audited financial statements.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked. The revocation is effective as of November 16, 2017.[2]

For the Commission, by its Secretary, pursuant to delegated authority.

Brent J. Fields
Secretary

---

[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

[2]This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.